Mail Stop 4561

      							October 24, 2005

Mr. Van A. Dukeman
Chief Executive Officer
Main Street Trust, Inc.
100 West University
Champaign, Illinois 61820

	Re:	Main Street Trust, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-30031

Dear Mr. Dukeman:

		We have reviewed your response dated August 31, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 - Investment in Debt and Equity Securities, page 46

1. We note your response to prior comment number 1 which provides your consideration of SAB No. 59 in determining whether the unrealized losses in your investment in common stocks were other-than-temporary. Please address the following additional comments with respect to your determination.

* We note that you have supported your position that your
unrealized
losses in common stocks were temporary, in part, as you had the intent and ability to hold the common stock. Clarify how you had the intent and ability to hold your common stocks at December 31, 2004 considering you sold certain holdings in the first quarter 2005 to raise cash to pay for the acquisition of Citizens First Financial Corporation. In this respect, tell us how you considered paragraphs
10 through 18 of EITF 03-1 when determining that your unrealized losses were temporary as of December 31, 2004.
* Considering some of your investments were in a loss position for several years, it appears that you are relying more on the ability and intent argument to support you conclusions that the investments
were other than temporarily impaired.   Tell us how you evaluated
these investments pursuant to the guidance in the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005 that can be found on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P493_74580, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment.
* Tell us how you considered the length of time and extent to which the market value has been less than cost when determining that your unrealized losses were temporary as of December 31, 2002, 2003 and 2004 and March 31, 2005. We refer you to section (a) of the Interpretive Response of SAB No. 59. Also, for each of your investments, tell us how long they had been in a loss position at December 31, 2002.
* Clarify whether you have determined that any of your unrealized continuous losses on your common stock investments were other-than-temporary during the aforementioned reporting periods.

2. We note from your response to prior comment number 2 that you have accounted for your investment in Champaign-Urbana Venture Fund, LLC using the equity method. Your response indicates that your investment in this limited liability company is not subject to consolidation do to `control issues`. With respect to your investment in this limited liability company, please explain how you evaluated FIN 46(R) in determining that your investment in Champaign-
Urbana Venture Fund, LLC is not subject to consolidation according the provisions of this Interpretation. As part of your response, please address the following.

* Tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the limited liability company is a variable interest entity under this Interpretation. Please provide a complete analysis of this provision as it relates to your investment in the limited liability company and be as detailed as possible in your response.
* If you have determined that your investment in the limited liability company is a variable interest entity, explain how you evaluated paragraph`s 14 and 15 of FIN 46(R) to determine the primary beneficiary.
* Explain the distinction between the percentage of your membership and membership interest. Clarify why control of the limited liability company is determined by membership percentage and not membership interest percentage.
* Tell us the structure of the limited liability company. In this respect, clarify all parties involved in this investment and the nature of your relationship with each party. Please include a summary of your rights and obligations compared to those of the other investors in your response.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3499 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Kathleen Collins
								Accounting Branch Chief


??

??

??

??

Mr. Van A. Dukeman
Main Street Trust, Inc.
October 24, 2005
page 1